# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lemonade, Inc., CIK 0001691421
CUSIP: 52567D107
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 5 Crosby Street, 3rd Floor, New York, New York (NY), 10013
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-021977
Filed by CIK 0001755163

## Reporting persons
- SoftBank Group Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 10,699,211; shared voting power 0; sole dispositive power 10,699,211; shared dispositive power 0; aggregate amount beneficially owned 10,699,211 (15% of the class)

## Item 1. Issuer
Name of issuer: Lemonade, Inc.
Address of issuer's principal executive offices: 5 Crosby Street, 3rd Floor, New York, NY 10013

## Item 2. Person Filing
Name of person filing: SoftBank Group Capital Ltd (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP.
Citizenship: England and Wales

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2024, based upon 71,404,540 shares of Common Stock outstanding as of October 30, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.

The Reporting Person directly holds 10,699,211 shares of Common Stock. On March 31, 2023, the joint investment committee of the Issuer, to which the Reporting Person delegated voting and dispositive power over its shares of Common Stock, was dissolved. As a result, no other individual may be deemed to share beneficial ownership of the securities reported herein.

Pursuant to Article IV, Section D of the Issuer's Amended and Restated Certificate of Incorporation, the positive excess number of votes of the Reporting Person over 9.90% of the total number of votes that may be cast by all the then issued and outstanding shares of Common Stock and shares of the Issuer's preferred stock shall be distributed pro rata among all of the other stockholders not subject to the restrictions set forth in Section D, provided that if any such distribution would result in any other stockholder receiving voting rights in excess of those permitted to be exercised by such stockholder, any such excess number of votes shall itself be distributed pro rata as set forth in Article IV, Section D.
Percent of class: 15.0
Sole power to vote or to direct the vote: 10,699,211
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,699,211
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SoftBank Group Capital Ltd: /s/ Stephen Lam, Stephen Lam, Director (02/14/2025)